UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Stream Communications Network, Inc.

Suite 1020 – 400 Burrard Street, Vancouver, BC V6C 3A6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	News release August 15, 2005
99.2	News release October 3, 2005
99.3	News release October 21, 2005
99.4	News release December 14, 2005
99.5	News release January 3, 2006
99.6	News release January 9, 2006
99.7	News release January 10, 2006
99.8	Material Change Report August 15, 2005
99.9	Material Change Report October 3, 2005
99.10	Material Change Report October 21, 2005
99.11	Material Change Report January 9, 2006
99.12	Material Change Report January 10, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STREAM COMMUNICATIONS NETWORK INC.

By:  /s/  CASEY FORWARD

Casey Forward

Chief Financial Officer

January 17, 2006

EXHIBIT INDEX

Exhibit	Description
99.1	News release August 15, 2005
99.2	News release October 3, 2005
99.3	News release October 21, 2005
99.4	News release December 14, 2005
99.5	News release January 3, 2006
99.6	News release January 9, 2006
99.7	News release January 10, 2006
99.8	Material Change Report August 15, 2005
99.9	Material Change Report October 3, 2005
99.10	Material Change Report October 21, 2005
99.11	Material Change Report January 9, 2006
99.12	Material Change Report January 10, 2006